Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Cronos Group Inc.

720 King Street West, Suite 320

Toronto, Ontario

M5V 2T3

2.	Date of Material Change

September 5, 2019

3.	News Release

The news release with respect to the material change referred to in this report was disseminated on September 5, 2019.

4.	Summary of Material Change

On September 5, 2019, Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group”) announced the closing of its previously announced acquisition of four Redwood Holding Group, LLC operating subsidiaries.

5.	Full Description of Material Change

On September 5, 2019, Cronos Group announced the closing of its previously announced acquisition of four Redwood Holding Group, LLC operating subsidiaries.

The transaction provides Cronos Group with a leading U.S. hemp-based products platform, including hemp-derived cannabidiol (CBD) infused skincare and other consumer products that are sold online and through retail and hospitality partner channels in the United States under the brand, Lord Jones™.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Jerry Barbato

Chief Financial Officer

Tel: (416) 504-0004

9.	Date of Report

September 5, 2019